EXHIBIT 1

TRANSACTIONS SINCE THE DATE OF THE MOST RECENT FILING ON
SCHEDULE 13D

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company since the date of the most recent filing on Schedule 13D.  Such transactions involved the purchase of shares on the Nasdaq National Market System. The prices reported below reflect the weighted average purchase price of the shares of Common Stock purchased on the relevant date.  The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
1/21/20101	Purchase	$16.4667	25000
1/25/20102	Purchase	15.9575	10800
1/26/20103	Purchase	15.9492	6600
1/27/20104	Purchase	16.153	7700
1/28/20105	Purchase	15.88227	9400
1/29/20106	Purchase	15.809	13201
2/1/20107	Purchase	15.7744	5709
2/2/20108	Purchase	15.99	3700
2/4/20109	Purchase	15.4655	42500
2/5/201010	Purchase	15.5529	6008

1 This transaction was executed in multiple trades at prices ranging from $16.39 – 16.50

2 This transaction was executed in multiple trades at prices ranging from $15.76 – 16.06

3 This transaction was executed in multiple trades at prices ranging from $15.60 – 16.15

4 This transaction was executed in multiple trades at prices ranging from $16.05 – 16.25

5 This transaction was executed in multiple trades at prices ranging from $15.80 – 16.00

6 Due to incomplete data available to the Reporting Persons, the Reporting Persons are reporting the average price of transactions effected on this date.

7 This transaction was executed in multiple trades at prices ranging from $15.70 – 15.85

8 This transaction was executed in multiple trades at prices ranging from $15.98 – 16.00

9 This transaction was executed in multiple trades at prices ranging from $15.25 – 15.61

10 This transaction was executed in multiple trades at prices ranging from $15.25 – 15.89